Exhibit 99.1

Hongli Clean Energy Technologies Corp. Reports Fiscal Year 2016 Q2 Financial Results

Gross margin improves by 19.49 points to 40.69% compared to the same period last year

PINGDINGSHAN, China, February 16, 2016 /GlobeNewswire/ -- Hongli Clean Energy Technologies Corp. (NASDAQ: CETC) (“Hongli” or the “Company”), a vertically integrated producer of clean energy products located in Henan Province, China, today reported its second quarter financial results for fiscal year 2016, which ended December 31, 2015.

Second Quarter Financial Highlights:

•	Revenue of syngas was $4,520,206 for the quarter ended December 31, 2015 with sales volume of 46,832,764 cubic meters and an average selling price per cubic meter of $0.1, which revenue accounted for 84% of our total revenue, highlighting the company’s transformation from a coke and coal producer to clean energy producer.

•	Net loss for the quarter ended December 31, 2015 was $48,689,412, or ($2.03) per diluted share, compared to net profit of $3,981,858, or $0.17 per diluted share, for the same period of fiscal year 2015.

•	Gross profit decreased by $505,194, or 18.80%, to $2,182,656 but gross margin improved by 19.49 points to 40.69% for the quarter ended December 31, 2015. The decrease in gross profit (18.80%) was mainly due to the decline in sales of coal and coke despite the higher gross profit contributed from sales of syngas.

•	Cost of revenues decreased by 68.15%, from $9,989,469 to $3,181,705 compared to the same period last year. The decrease was mainly driven by lower sales volumes for coal and coke products and the low cost of revenue from syngas.

•	Revenue decreased by $7,312,958 or 57.69% to $5,364,361 for the three months ended December 31, 2015. Such decrease resulted from decreases in sales of coal and coke products to steel plants, offset by increased sales of our new product, syngas.

The average price of syngas was approximately $0.10 or RMB 0.62 per cubic meter. The Company has long-term syngas supply agreements with customers to provide syngas at a fixed vending price of $0.10 or RMB 0.62 per cubic meter. In some cases, syngas may be sold with periodic price adjustments. Due to the control of coal consumption by the Chinese government, the use of syngas is encouraged and its price is currently lower than natural gas. The vending price of syngas is stable and we expect the price to increase.

On November 24, 2015, the Company announced that it has discontinued its coking business by terminating its coke producing agreement with Pingdingshan Hongfengxuanmei Coking and Chemical Company. The Company’s coke inventory will be used for producing syngas. Company management expects coke demand will continue to slide due to the current weak economic position of the steel industry in China. In the meantime, CETC will be more focused on developing, manufacturing and commercializing its clean energy products by leveraging its existing technologies and infrastructure.

In order to reorganize its capital structure and effect the company’s long-term strategic goal of transforming from a coke and coal producer to clean energy producer, CETC entered into a Credits and Debts Transfer Agreement with an unrelated third party, Wuhan Guangyao New Energy Automobile Operation Co., Ltd. (“Guangyao”) on January 10, 2016. CETC agreed to make a transfer to Guangyao with a lump sum of credit assets of RMB 254,160,210.59 and outstanding debts of RMB 274,167,269.37. The 20,007,058.78 difference will be paid by CETC within 6 months of the effective date of the agreement, and a 4.5% interest rate will be applied if not paid on time.

In connection with the Credits and Debts Transfer Agreement, CETC has also signed an Assets Transfer Agreement with Guangyao to transfer 900,000 tons of Coking Asset in Construction for RMB 45,692,140. Guangyao will make the payment within 6 months of the effective date with a 4.5% interest if not paid on time.

The Company’s CEO, Mr. Jianhua Lv, said “The past quarter is a truly revolutionary quarter for CETC as we made an important strategic decision to fully discontinue our low margin coal and coking business. Now 84% of our revenue comes from our flagship product—syngas—with overall gross profit achieving 40.69%. Though the macroeconomic conditions in China remain challenging, we believe our strategy of focusing on developing clean energy products with our robust innovation capabilities will bring unprecedented growth to the Company in near future. ”

About Hongli Clean Energy Technologies Corp.

Previously known as SinoCoking Coal and Coke Chemical Industries, Inc., Hongli Clean Energy Technologies Corp. (“Hongli” or the “Company”) is a Florida corporation and an emerging producer of clean energy products located in Pingdingshan City, Henan Province, China. The Company has historically been a vertically-integrated coal and coke processor of basic and value-added coal products for steel manufacturers, power generators, and various industrial users. The Company has been producing metallurgical coke since 2002, and acts as a key supplier to regional steel producers in central China. The Company also produces and supplies thermal coal to its customers in central China. The Company currently owns its assets and conducts its operations through its subsidiaries, Top Favour Limited and PingdingshanHongyuan Energy Science and Technology Development Co., Ltd., and its affiliated companies, Henan Province PingdingshanHongli Coal & Coke Co., Ltd., Baofeng Coking Factory, BaofengHongchang Coal Co., Ltd., BaofengHongguang Environment Protection Electricity Generating Co., Ltd., Zhonghong Energy Investment Company, Henan Hongyuan Coal Seam Gas Engineering Technology Co., Ltd., BaofengShuangri Coal Mining Co., Ltd., and BaofengXingsheng Coal Mining Co., Ltd.

For additional information on the Company, please go to  http://www.cetcchina.net/ or refer to the company's periodic reports filed with the Securities and Exchange Commission (http://www.cetcchina.net/sec-filings.html). Investors wishing to receive the Company's corporate communications as they become available may go to the company's Investor Relations site (http://www.cetcchina.net/corporate-overview.html) and register under Email Alerts.

Also, investors may submit questions directly to Mr. Lv and his staff to receive non-confidential information about the company's operations and products at the company's "Ask Management" blog (http://www.cetcchina.net/ask-management.html).

Forward-Looking Statements

This press release contains forward-looking statements, particularly as related to, among other things, the business plans of the Company, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. The words or phrases "plans," "would be," "will allow," "intends to," "may result," "are expected to," "will continue," "anticipates," "expects," "estimate," "project," "indicate," "could," "potentially," "should," "believe," "think," "considers" or similar expressions are intended to identify "forward-looking statements." These forward-looking statements fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and are subject to the safe harbor created by these sections. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. Such forward-looking statements are based on current expectations, involve known and unknown risks, a reliance on third parties for information, transactions or orders that may be cancelled, and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the fluctuation of local, regional, and global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are detailed in our periodic reports and on documents we file from time to time with the Securities and Exchange Commission. Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date, and the Company specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

HONGLI CLEAN ENERGY TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2015	2015
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$46,832	$81,605
Accounts receivable, net	13,654,667	13,970,451
Other receivables and deposits	8,605	4,928,967
Inventories	1,772,932	3,191,605
Advances to suppliers	2,689,182	8,216,127
Prepaid expenses	-	16,670
Total current assets	18,172,218	30,405,425

PLANT AND EQUIPMENT, net	21,076,180	18,750,242

CONSTRUCTION IN PROGRESS, net	32,194,455	65,420,768

OTHER ASSETS
Prepayments	18,513,600	19,674,034
Intangible assets, net	33,687,664	56,355,185
Long-term investments	2,748,002	2,920,247
Other assets	107,830	114,589
Total other assets	55,057,096	79,064,055

Total assets	$126,499,949	$193,640,490

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Current maturity of long term loans	$40,016,826	$44,471,220
Accounts payable, trade	390,564	70,164
Other payables and accrued liabilities	2,859,271	4,503,689
Other payables - related party	496,074	736,596
Acquisition payable	-	4,747,250
Customer deposits	75,570	80,306
Taxes payable	1,329,366	907,472
Current portion of warrants liability	-	289,481
Total current liabilities	45,167,671	55,806,178

LONG TERM LIABILITIES
Warrants liability	111,094	2,626,168
Total long term liabilities	111,094	2,626,168

Total liabilities	45,278,765	58,432,346

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.001 par value, 100,000,000 shares authorized, 23,960,217 shares issued and outstanding as of December 31 and June 30, 2015, respectively	23,960	23,960
Additional paid-in capital	6,846,397	6,846,397
Statutory reserves	3,689,941	3,689,941
Retained earnings	61,850,183	108,831,633
Accumulated other comprehensive income	4,479,103	11,484,613
Total Hongli Clean Energy Technologies Corp.'s equity	76,889,584	130,876,544

NONCONTROLLING INTERESTS	4,331,600	4,331,600

Total equity	81,221,184	135,208,144

Total liabilities and equity	$126,499,949	$193,640,490

HONGLI CLEAN ENERGY TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended December 31,		For the Six Months Ended December 31,
	2015	2014	2015	2014

REVENUE	$5,364,361	$12,677,319	$11,806,599	$26,251,155

COST OF REVENUE	3,181,705	9,989,469	7,519,026	21,281,963

GROSS PROFIT	2,182,656	2,687,850	4,287,573	4,969,192

OPERATING EXPENSES:
Selling	6,272	35,091	31,938	69,255
General and administrative	49,422,945	2,129,454	50,583,244	3,017,249
Total operating expenses	49,429,217	2,164,545	50,615,182	3,086,504

INCOME (LOSS) FROM OPERATIONS	(47,246,561)	523,305	(46,327,609)	1,882,688

OTHER INCOME (EXPENSE)
Interest income	25	62,856	57	165,107
Interest expense	(1,255,062)	(1,502,341)	(2,532,043)	(2,999,554)
Other finance expense	(59,900)	(51,236)	(64,845)	(51,899)
Other income, net	-	-	-	-
Change in fair value of warrants	269,143	5,452,865	2,804,555	3,425,703
Total other income (expense), net	(1,045,794)	3,962,144	207,724	539,357

INCOME (LOSSES) BEFORE INCOME TAXES	(48,292,355)	4,485,449	(46,119,885)	2,422,045

PROVISION FOR INCOME TAXES	397,057	503,591	861,565	993,444

NET INCOME (LOSS)	(48,689,412)	3,981,858	(46,981,450)	1,428,601

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(1,593,614)	175,539	(7,005,510)	170,505

COMPREHENSIVE INCOME (LOSS)	$(50,283,026)	$4,157,397	$(53,986,960)	$1,599,106

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted	23,960,217	23,960,217	23,960,217	22,642,611

EARNINGS (LOSSES) PER SHARE
Basic and diluted	$(2.03)	$0.17	$(1.96)	$0.06

HONGLI CLEAN ENERGY TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended December 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(46,981,450)	$1,428,601
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	787,571	652,208
Amortization and depletion	370,835	35,408
Impairment loss on intangible assets	19,489,408	-
Impairment loss on equipment	2,094,259	-
Impairment loss of CIP	23,820,387	-
Loss from inventories LCM	1,870,436	-
Bad debt expense	1,731,583	1,549,034
Change in fair value of warrants	(2,804,555)	(3,425,703)
Amortization of prepaid expenses	16,670	33,332
Change in operating assets and liabilities
Accounts receivable, net	(1,047,699)	(9,093,126)
Other receivables	4,752,481	(135,855)
Inventories	(607,144)	5,035,275
Advances to suppliers	3,972,159	(1,106,222)
Prepaid expenses	-	(5,000)
Accounts payable, trade	333,209	(2,975,332)
Other payables and accrued liabilities	(1,504,640)	1,778,225
Taxes payable	488,119	1,263,983
Net cash provided by (used in) operating activities	6,781,629	(4,965,172)

CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loans receivable	-	4,500,000
Increase of loans receivable	-	(200,000)
Payments of gasification equipment	-	(14,497,925)
Payments of coal mine acquisition	(4,586,576)	-
Net cash provided by (used in) investing activities	(4,586,576)	(10,197,925)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loans - CPL	1,638,416	-
Repayment of short-term loans - CPL	(3,601,712)	-
Proceeds from issuance of common stock	-	13,204,538
Proceeds from (payment to) related parties	(205,250)	2,019,836
Net cash provided by (used in) financing activities	(2,168,546)	15,224,374

EFFECT OF EXCHANGE RATE ON CASH	(61,280)	63,698

INCREASE (DECREASE) IN CASH	(34,773)	124,975

CASH, beginning of period	81,605	191,992

CASH, end of period	$46,832	$316,967

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$772,264	$827,448
Cash paid for interest expense, net of capitalized interest	$4,113,540	$2,127,570

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Common stock issued for a service fee	$-	$100,000
Issuance of warrants related to the sale of common stock	$-	$10,048,116
Transfer of construction in progress into plant and equipment	$6,331,704	$7,987,721

Company Contact:

Song Lv, CFO
Phone: + 86-375-2882-999
Email: lvsong@sinocoking.net
Website: http://www.cetcchina.net/